Exhibit 99.4

Time Sensitive
Materials

Depositary’s Notice of

Ordinary Shareholders’ Meeting

of CELYAD SA

ADSs:	American Depositary Shares. (“ADSs”)

ADS CUSIP No.:	151205200.

Company:	CELYAD SA, a company organized and existing under the laws of the Kingdom of Belgium (the “Company”).

ADS Record Date:

April 8, 2016 (close of business in New York)

Date to determine ADs Holders and Beneficial Owners who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein.

Share Record Date:	April 25, 2016 Date on which ADS Holders are required under Belgian Law to hold their interests in the shares of the Company in order to be eligible to vote at the Meeting.

Meeting Specifics:	Ordinary Shareholders’ Meeting to be held at 9:00 A.M (CET) on May 9, 2016 at the Company’s registered office located at Rue Edouard Belin, 12, 1435 Mont-Saint-Guibert, Belgium, (the “Meeting”).

Meeting Agenda:	Documents related to the Meeting Agenda items will be available on the Company’s website at http://www.celyad.com/investors/shareholder-meetings.htm.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 29, 2016.

Deposited Securities:	Ordinary shares of the Company.

ADS Ratio:	One (1) Share to One (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank International Limited.

Deposit Agreement:	Deposit Agreement, dated as of June 24, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on

April 29, 2016.

No voting rights will be exercised by the Depositary for voting instructions received after 10:00 A.M. (New York City time) on April 29, 2016. In addition,

your voting instructions will be disregarded if the Depositary is unable to confirm your continued ownership of the ADSs as of the Share Record Date.

The Company has announced that the Meeting will be held at the date, time and location identified above. Documents related to the Meeting agenda items will be available on the Company’s website at http://www.celyad.com/investors/shareholder-meetings.htm.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Subject to Belgian law, the Articles of Association of the Company, the provisions of or governing the Deposited Securities, the terms of the Deposit Agreement, Registered Holders (as defined below) and DTC Holders (as defined below), in each case as of the close of business on the ADS Record Date, will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Deposited Securities represented by their ADSs. However, as mentioned above, the voting instructions of any such holder will be disregarded if the Depositary is unable to confirm such holder’s continued ownership of the ADSs as of the Share Record Date.

DTC Holders

In order to vote their ADSs, owners of ADSs (“DTC Holders”) holding their ADSs in a brokerage or custodian account through The Depository Trust Company (“DTC”) as of the ADS Record Date must continue to own their ADSs as of the Share Record Date and must instruct their broker or custodian to give voting instructions to the Depositary and to confirm ownership of the ADSs to the Depositary. On the Share Record Date the Depositary will verify the continued ownership of the ADSs by the instructing DTC Holders with the applicable brokers or custodians (through which the instructing DTC Holders provided voting instructions to the Depositary). Failure to confirm continued ownership of ADSs as of the Share Record Date will invalidate the voting instructions previously delivered.

Registered Holders

In order to vote their ADSs, Holders of ADSs registered in their name on the books of the Depositary (“Registered Holders”) must timely deliver a Voting Instruction Form to the Depositary and continue to be the Registered Holders of their ADSs as of the Share Record Date. If a Registered Holder transfers or cancels ADSs at any time before the Share Record Date any voting instructions delivered to the Depositary will be invalidated. On the Share Record Date, the Depositary will verify the continued registration on its books of the ADSs in the name of the instructing Registered Holders (who also held the ADSs as of the ADS Record Date) and will recognize as valid only the voting instructions that were timely received from Registered Holders as of the ADS Record Date who continue to be the Registered Holders of the ADS as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any ADS holder to give instructions to the Depositary as to the exercise of voting rights or the right of any ADS holder to vote withdrawn ordinary shares in person or by proxy may be limited if such ADS holder fails to (i) comply with the information requests, (ii) comply with ownership restrictions, (iii) meet reporting obligations, (iv) obtain regulatory approvals (if any), or (v) disclose their interest held in the Company, in each case as described in the Deposit Agreement.

ADS holders who have delivered voting instructions agree that such voting instruction may, at the request of the Company, be disclosed by the Company, for purposes of compliance with Belgian law, in connection with the Meeting, whether prior, during or after such Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A., is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A., does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.-ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary